Exhibit 4.9

Digital Lifestyles Group, Inc.
649 Sparta Highway, Suite 102
Crossville, TN 38555

As of May 1, 2009

Mr. Dan Page
Post Office Box 574
Crossville, TN 38557

Re:	Digital Lifestyles Group, Inc. (the “Company”)
Second Amendment to Convertible Line of Credit Note Agreement

Dear Mr. Page:

Reference is hereby made to that certain Convertible Line of Credit Note Agreement dated as of April 23, 2007 by and among the Company and you, as amended by the First Amendment dated September 27, 2008 (collectively, the “Note”).

As of the date hereof, the Company owes you principal pursuant to the terms of the Note the aggregate amount of $339,750 (the “Outstanding Amount”), which such amount was due on April 23, 2008.  You hereby agree to amend the Note to (i) provide up to an additional $50,000 in financing to the Company (the “Additional Amount”) at such time, and in such amounts, as may be requested from time to time by the Company, and (ii) extend the due date of the Note, including the Additional Amount made available pursuant to this Second Amendment, to December 31, 2009.  In consideration of this Additional Amount, the Company agrees to set the conversion price at $0.12 per share of the Company’s common stock as it relates to this Additional Amount only.  As additional consideration, the Company further agrees to issue you a warrant to purchase shares of common stock, the number of which shall be equal to 20% of the total share amount issued upon conversion of the Additional Amount of the Note, with an exercise price of $0.12 per share.  The warrant will expire four years from the date of issuance, which shall be deemed to be on the earlier of (i) the maturity date of the Note; (ii) the date on which the funds are advanced in full and owing to the Company; or (iii) the date on which the Company elects to pay off the Note in full during the term.  In connection with both the Note and the warrant, the Company will enter into a registration rights agreement with you whereby the Company will agree to register for resale the shares underlying the Note and the warrants.

All other terms and conditions as set forth in the Note shall remain the same.

This Second Amendment may not be amended or waived except by an instrument in writing signed by the Company and you.  This Second Amendment may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Second Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of Tennessee.  This Second Amendment sets forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein.

Digital Lifestyles Group, Inc.
By: /s/ Ken Page
Ken Page, Chief Executive Officer

The foregoing terms are agreed to as of
the day and date above.

/s/ Dan Page
Dan Page